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                          September 18, 2023

       Howard Lutnick
       Chairman of the Board & Chief Executive Officer
       BGC Group, Inc.
       499 Park Avenue
       New York, New York 10022

                                                        Re: BGC Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 6,
2023
                                                            File No. 333-274356

       Dear Howard Lutnick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Leland S. Benton, Esq.